Exhibit 99.12

March 31, 2021

CONSENT OF CHRIS GAULD

United States Securities and Exchange Commission

In connection with Wheaton Precious Metals Corp.’s (the ‘Company’) Annual Report on Form 40-F for the year ended December 31, 2020 (the ‘Annual Report’), I, Chris Gauld, hereby consent to the inclusion in, or incorporation by reference into, the Annual Report and the Company’s Registration Statement on Form S-8 (File No. 333-128128), on Form F-10 (File No. 333-230782) and on Form F-3D (File No. 333-194702), of the following:

1.	“Salobo Copper-Gold Mine Carajás, Pará State, Brazil – Technical Report – Salobo III Expansion” that has an effective date of December 31, 2019

Yours truly,

/s/ Chris Gauld
Chris Gauld, P. Geo.